      On July 19, 1993, the Board of Directors of Scudder New Europe Fund, Inc. amended the Fund's By-Laws as follows:

            RESOLVED, that, pursuant to the provision of Section 11.1 of the Fund's By-Laws, Section 2.1 of the Fund's By-Laws is hereby amended to read as follows:

            Section 2.1. Annual Meetings. An annual meeting of stockholders for the election of Directors and the transaction of such other business as may properly come before the meeting shall be held in October.